                                                                   Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]


                       Statement by Jean-Rene Fourtou,
                    Chairman and CEO of Vivendi Universal


Paris, July 24, 2002 -The Chairman and Chief Executive Officer of Vivendi Universal [NYSE: V; Paris Bourse: EX FP] Jean-Renee Fourtou today made the following statement:

  1. Since my appointment as Chairman and CEO of Vivendi Universal three weeks ago on July 3, I have emphasized our goal to solve the company's short- and medium-term financial problems. On July 10, we announced that we had obtained an additional E1 billion unsecured credit facility from a group of banks. I want to point out that this facility has not been drawn down and I expect that it will only be used very partially at the end of August. We are currently working at putting in place new financing that will enable us to fulfill our medium-term needs and, thereby, eliminate any doubts about our financial capacity to meet loan repayments. We are expecting to achieve that objective by the end of August.

  2. The two committees set up within the Board of Directors--the strategy and financial committees---are actively pursuing their work. This will enable us to give details in September of the strategic direction and the landscape of the future Vivendi Universal. All of the businesses are under review and the assets and shareholdings that would not be core to our strategy are being identified.

         Vivendi Universal is carrying too much debt: no matter what, lowering the debt burden will require significant asset disposals. However, we do not intend to rush into any actions that would damage the company, its shareholders and the businesses involved.

         The plan to create a new Canal+ grouping, which was presented to the CSA after having been presented to the various personnel representative organizations and councils within the company, is an example of this dual approach. The plan would help lower Vivendi Universal's debt, and should permit Canal+ to grow and improve its profitability.

  3. Vivendi Universal is determined to set an example in terms of corporate governance and transparency. This is even more important, since the company has suffered greatly from excessive rumors and conflicting information.

         For these reasons, we want the information that we give to our shareholders, employees and all our partners in general to be not only measured, but be very precise. Under these circumstances, I would ask everyone in contact with Vivendi Universal to obtain their information from our official spokespeople. They alone have information that has been approved by the company. Coupled with the official press releases and regulatory filings that we have made in the Unites States and France, these are the only official sources of information about our company.

  4. With this in mind, I want to confirm that, as a result of the ongoing audit, the non-audited preliminary consolidated results for the second quarter and first half of 2002, as well as the level of debt at June 30, the announcement of which was planned for July 26, are expected to be published on August 14.


                                      ###

Note to Editors: Press releases and other information referred to in this press release can be obtained through SEC and other filings, or on the company's web sites at http://finance.vivendiuniversal.com and http://www.vivendiuniversal.com.

Important Disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that existing cash and/or unused credit line facilities may not entirely satisfy all immediate short-term obligations; that medium-to-long-term financing may not be obtained; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.

CONTACTS:

         Media                          Investor Relations
         Paris                          Paris
         Alain Delrieu                  Laura Martin
         +33 (1).71.71.1086             917.378.5705
                                        Laurence Daniel
         New York                       +33 (1).71.71.1233
         Anita Larsen
         +(1) 212.572.1118              New York
         Mia Carbonell                  Eileen McLaughlin
         +(1) 212.572.7556              +(1) 212.572.8961